UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Rule 14d-101

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Penwest Pharmaceuticals Co.

(Name of Subject Company)

Penwest Pharmaceuticals Co.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

709754105

(CUSIP Number of Class of Securities)

Jennifer L. Good

President and Chief Executive Officer

Penwest Pharmaceuticals Co.

2981 Route 22

Suite 2

Patterson, New York

(877) 736-9378

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Stuart M. Falber, Esq.

Michael J. LaCascia, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(617) 526-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 2 (“Amendment No. 2”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on August 20, 2010, as amended on September 3, 2010 (as amended, the “Schedule 14D-9”), by Penwest Pharmaceuticals Co., a Washington corporation (“Penwest” or the “Company”). The Schedule 14D-9 and this Amendment No. 2 relate to the tender offer by West Acquisition Corp., a Delaware corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Endo Pharmaceuticals Holdings Inc., a Delaware corporation (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated August 20, 2010 (together with the exhibits thereto, as amended and supplemented on September 3, 2010 and as further amended and supplemented from time to time, the “Schedule TO”), pursuant to which Merger Sub is offering to purchase all of the issued and outstanding shares of Penwest common stock at a price per share of $5.00, net to the holder thereof in cash, without interest thereon (the “Offer Price”), subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2010 (the “Offer to Purchase”) and amended on September 3, 2010 (the “First TO Amendment”) and on September 7, 2010 (the “Second TO Amendment”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9. The First TO Amendment was filed as Exhibit (a)(13) to the Schedule 14D-9, and the Second TO Amendment is filed as Exhibit (a)(14) to this Amendment No. 2.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 9, 2010 (as such agreement may be amended and in effect from time to time, the “Merger Agreement”), by and among Parent, Merger Sub and Penwest. The Merger Agreement provides, among other things, that following Merger Sub’s acceptance for payment of shares of Penwest common stock pursuant to the Offer, and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Penwest (the “Merger”) in accordance with the Washington Business Corporation Act (the “WBCA”) and the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of Penwest common stock that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (other than shares of Penwest common stock that are held by Parent or any direct or indirect wholly-owned subsidiary of Parent and shares held by Penwest shareholders, if any, who properly exercise their dissenters’ rights under the WBCA). Following the Effective Time, Penwest will continue as an indirect wholly-owned subsidiary of Parent.

Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 2 except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3(b) of the Schedule 14D-9 is amended by inserting the following new paragraphs after the last first level bullet on page 10:

“Under the terms of the agreement, if a party materially breaches any of the provisions of the agreement, the other party may terminate the agreement by giving the breaching party 90 days written notice (30 days for a payment breach), unless the breaching party cures the breach within such period.

Any dispute under the agreement (other than with respect to questions of patent validity or as to a matter left to the discretion of a party under the agreement) is to be resolved in accordance with the procedures set forth in the agreement. If the disputed matter is not resolved by the parties’ designated escalation officers, then either party may institute a formal mediation. If the dispute cannot be settled through a session with the selected mediator, then either party may terminate the mediation process and refer the dispute to arbitration. Any arbitration would be conducted in accordance with the Non-Administered Arbitration Rules & Commentary (Amended 1993) of the CPR Institute by a tribunal of three independent and impartial arbitrators. The tribunal must base its award on the provisions of the Amended and Restated Strategic Alliance Agreement. Any arbitration would be governed by the substantive laws of the State of New York. Notwithstanding the foregoing, either party may, on good cause shown, seek a temporary restraining order and/or a preliminary injunction from a court of competent jurisdiction, to be effective pending the institution of the arbitration process and the deliberation and award of the arbitration tribunal.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4(b) of the Schedule 14D-9 is further amended by amending and restating the first full paragraph on page 13, as follows:

“Ms. Good spoke with Ms. McHugh by telephone on July 20, 2010, during which call they discussed Endo’s planned announcement of its new TRF Product and the potential implications under the Amended and Restated Strategic Alliance Agreement of the TRF Product. During this call, Ms. Good noted Penwest’s position that Parent’s development of the TRF Product was a violation of the exclusivity provision of the Amended and Restated Strategic Alliance Agreement. The exclusivity provision prohibits Endo from developing or investigating any extended release oral form product containing oxymorphone, the active pharmaceutical ingredient in Opana ER, as its only active therapeutic drug substance, unless such activities are with respect to a certification period as to which Penwest elected not to participate. Ms. McHugh noted Parent’s position that Endo’s development of the TRF Product was not a violation of the exclusivity provisions of the Amended and Restated Strategic Alliance Agreement.”

Item 4(b) of the Schedule 14D-9 is further amended by replacing the third sentence of the fourth full paragraph on page 13 with the following:

“Specifically, Ms. Good stated that Penwest was of the view that the development of the TRF Product was a violation of this exclusivity provision, while Parent’s position was that the exclusivity provision was not applicable to development activities in connection with the TRF Product and that the development and investigation of the TRF Product were not limited or precluded by the exclusivity provision. The parties then discussed various business solutions intended to resolve the parties’ differing views. Ms. Good proposed the possibility of royalty payments from Parent to Penwest based on the TRF Product, and Mr. Levin proposed the possibility of an acquisition by Parent of Penwest’s Opana ER rights. Neither proposed solution was acceptable to the other party.”

Item 4(b) of the Schedule 14D-9 is further amended by amending and restating the sixth full paragraph on page 13 as amended by Amendment No. 1, as follows:

“On July 26, 2010, the Board met telephonically to discuss further Parent’s interest in potentially acquiring Penwest and the implications of the TRF Product under the Amended and Restated Strategic Alliance Agreement. Representatives of BofA Merrill Lynch and WilmerHale participated in the meeting. At the meeting, the Board discussed various aspects of Penwest’s business, including the potential value of asserting Penwest’s position regarding the TRF Product, the likelihood of success of such position, and the implications of the TRF Product on royalties Penwest receives from Parent. As part of this discussion, the Board reviewed an analysis prepared by certain members of the Board, which attempted to value, on a per share basis, the potential impact of successful dispute resolution proceedings regarding the TRF Product. This analysis estimated that successfully obtaining the rights to Opana ER as of January 1, 2012 and damage awards could result in a per share value of $1.57 per share, assuming that the TRF Product did not receive FDA approval until after January 1, 2013, and $1.36 per share, assuming that the TRF Product received FDA approval on January 1, 2012. In discussing the analysis, it was noted that the analysis did not reflect the risk that the TRF Product could be approved prior to January 2012 and did not discount estimated future cash flows, and the analysis was not utilized at subsequent Board meetings. Following the discussion, representatives of BofA Merrill Lynch discussed with the Board a preliminary sum of the parts analysis of Penwest. The Board then discussed the projections of management that were used by BofA Merrill Lynch in preparing the analysis and changes that management should make to the projections so that such projections and analysis would be more reflective of Penwest’s current strategic plans. The Board determined to pursue discussions with Parent and to seek additional value from Parent to reach a potentially acceptable acquisition proposal. The Board also determined to engage BofA Merrill Lynch to represent Penwest in the potential transaction with Parent. At the conclusion of this meeting, the Board instructed Ms. Good to begin price negotiations at $6.50 per share in cash, which the Board believed to be an appropriate negotiation starting point designed to increase the price from Parent’s opening proposal and to gauge the interest of Parent in acquiring Penwest. Following this meeting, management provided revised projections to BofA Merrill Lynch, including revised projections with respect to A0001 that originally had been prepared on the assumption that Penwest would develop and commercialize A0001 on its own. The revised A0001 projections assume that Penwest would not develop A0001 beyond the ongoing Phase II clinical trials and would instead seek a licensing partner to develop and commercialize A0001. The revisions to the projections, in the aggregate, resulted in a downward revision of $0.53 per share on the low end of BofA Merrill Lynch’s sum of the parts analysis provided to the Board on August 9, 2010 and a downward revision of $0.69 per share on the high end.”

Item 4(b) of the Schedule 14D-9 is amended by amending and restating the third and fourth sentences of the final paragraph beginning on page 13 as follows:

“Representatives of BofA Merrill Lynch and Ms. Good then discussed with the representatives of Parent several potential components of value relating to Penwest’s assets, including Opana ER, the potential claim under the Amended and Restated Strategic Alliance Agreement, the drug delivery business, A0001, cash and Penwest’s tax net operating losses, and Ms. Good advised the representatives of Parent that the Board was willing to engage in discussions and negotiations regarding the sale of Penwest at a price of $6.50 per share in cash. Ms. Good informed the representatives of Parent that if the parties were unable to reach agreement on the proposed business combination, Penwest was prepared to exercise its rights under the Amended and Restated Strategic Alliance Agreement, including the right to commence dispute resolution proceedings, and would deliver a notice of breach to Parent.”

Item 4(b) of the Schedule 14D-9 is further amended by amending and restating the second sentence of the second full paragraph on page 14, as follows:

“The Board discussed the revised offer, an alternative structure involving the possible spinoff to Penwest’s shareholders of Penwest assets, and the other potential solutions to resolve the differing views between the parties regarding the TRF Product that had been previously discussed with Parent on July 23, 2010.”

Item 4(b) of the Schedule 14D-9 is further amended by amending and restating the fourth full paragraph on page 14, as follows:

“In the evening of July 28, 2010, the Board met telephonically to discuss Parent’s proposal. Representatives of BofA Merrill Lynch and WilmerHale participated. After a lengthy discussion, which included discussions regarding the cost and complexity of a spinoff by Penwest of its assets, including the potential impact on the timing and complexity of a transaction with Endo, the potential tax implications to Penwest’s shareholders of a spinoff, the costs of forming and operating a new public company, including the costs and timing issues associated with the preparation and filing of a registration statement with the SEC and the preparation of audited stand-alone financial statements for the business to be spun off, and the viability of financing such a new entity, the Board authorized Ms. Good to advise Parent that Penwest would be willing to proceed with negotiations with respect to an acquisition of Penwest at a price of $5.00 per share in cash, which price the Board believed included fair value for Penwest’s assets, including Opana ER, the potential value of a claim under the Amended and Restated Strategic Alliance Agreement, the drug delivery business, A0001, cash and Penwest’s tax net operating losses. Ms. Good then called Mr. Levin and Ms. Manogue, and the parties agreed to proceed on this basis.”

Item 4(b) of the Schedule 14D-9 is further amended by inserting the following paragraphs immediately after the fourth full paragraph on page 15 and before the fifth full paragraph on page 15, as follows:

“During the course of negotiations of the merger agreement, the tender agreements and the Sixth Amendment to the Amended and Restated Strategic Alliance Agreement, Parent, Penwest and the Penwest shareholders party to the tender agreements discussed and negotiated various issues. For instance, during the course of negotiations, Parent discussed that as a condition to entering into the merger agreement and in connection with the preparation of the Sixth Amendment to the Amended and Restated Strategic Alliance Agreement, Parent initially required Penwest to waive its rights under the Amended and Restated Strategic Alliance Agreement with respect to the exclusivity provision. Parent explained to Penwest that it viewed the avoidance of a potential dispute under the Amended and Restated Strategic Alliance Agreement as consideration for Parent’s entering into the merger agreement, the potential that a third party may undertake a competing proposal for Penwest in order to pursue litigation against Parent for a potential breach of the Amended and Restated Strategic Alliance Agreement due to Parent’s development of the TRF Product, and Parent’s view that the parties should be focusing on the Offer and Merger without the distraction of a potential dispute under the Amended and Restated Strategic Alliance Agreement. Penwest would not agree to the waiver. After lengthy negotiations, the parties agreed that Penwest would not be required to waive any of its rights under the Amended and Restated Strategic Alliance Agreement as a condition to entering into the merger agreement.

Parent’s initial draft of the merger agreement included a condition to Parent’s obligation to accept shares tendered into the Offer that there be no third party litigation pending. Parent stated that it included this provision in the merger agreement because Parent wanted certainty at the time it accepted for payment Penwest shares tendered for purchase that there be no pending claims that could negatively affect the value of Penwest. Penwest objected to this condition because, in its view, it made the completion of the Offer less certain and too conditional to be recommended to the Penwest shareholders. In the course of negotiations of this provision, Penwest proposed to Parent that it would agree to such a condition if Parent agreed to pay a reverse termination fee of $10.0 million if Parent did not accept for payment shares tendered for purchase in the Offer due to a failure of the third-party litigation condition to be satisfied and if Parent agreed to reduce the 90-day notice period for a breach claim under the Amended and Restated Strategic Alliance Agreement and that if the dispute between the parties were pursued, then the dispute could be immediately submitted to arbitration. Following negotiations, Parent agreed to delete the condition from the merger agreement.

Parent’s initial draft of the tender agreements obligated the shareholders of Penwest party to such agreements to tender their Penwest shares into the Offer unless the Offer was terminated or withdrawn or the merger agreement was terminated. In the course of the negotiations of the tender agreements, the shareholders party to the tender agreements proposed that they be permitted to terminate the tender agreements in the event the Board withdrew its recommendation of the Offer. Parent objected to such change and noted that these shareholders would be released from the tender agreements if Penwest terminated the merger agreement to accept a “Superior Proposal” (as defined in the Merger Agreement). As a compromise position, the Penwest shareholders party to the tender agreements also proposed that the tender agreements provide that such shareholders’ shares be tendered into the Offer in proportion to tenders by the shareholders not party to the tender agreements. After further negotiations between Parent and these Penwest shareholders, the proportional tender proposal was withdrawn and the parties agreed that the tender agreements would terminate if the Offer was terminated or withdrawn or the merger agreement was terminated, including if Penwest terminated the merger agreement in accordance with its terms, including to accept a Superior Proposal.”

Item 4(d) of the Schedule 14D-9 is further amended as follows:

With respect to the material assumptions underlying the financial forecasts on page 19, the first set of assumptions relating to Opana ER (both U.S. and Ex U.S.) is amended by amended and restating the seventh second-level bullet:

•

“These estimates were based in part on the following estimates of our future financial performance reflecting: (i) a successful dispute resolution proceedings regarding the TRF Product and (ii) an unsuccessful dispute resolution proceedings regarding the TRF Product (status quo).

Success Scenario

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Revenue ($)	43.3	45.4	125.4	56.8	51.4	44.7	38.2	32.8	28.2	22.8	20.3
EBITDA ($)	42.8	44.9	83.4	40.2	36.6	32.0	27.5	23.8	20.6	16.9	15.2
Unlevered Free Cash Flow ($)	25.9	27.2	50.1	24.1	22.0	19.2	16.5	14.3	12.3	10.1	9.1

Status Quo Scenario

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Revenue ($)	43.3	45.2	38.6	16.9	15.2	13.0	11.0	9.2	7.7	6.0	5.1
EBITDA ($)	42.8	44.7	38.2	16.7	15.0	12.8	10.7	9.0	7.4	5.7	4.9
Unlevered Free Cash Flow ($)	25.9	27.1	23.0	10.0	9.0	7.7	6.4	5.4	4.5	3.4	2.9

ITEM 8.	ADDITIONAL INFORMATION.

The portion of Item 8 of the Schedule 14D-9 entitled “Legal Proceedings,” is hereby amended by the addition of a new final paragraph thereof, as follows:

“In addition, in an effort to minimize the cost and expense of litigating such lawsuits, on September 7, 2010, the Defendants reached an agreement in principle with the parties to the Jackson Action pursuant to which Defendants and such parties agreed to settle the lawsuit. Subject to further documentation, the agreement in principle resolves the allegations by the plaintiffs in the Jackson Action (collectively, the “Plaintiffs”) against the Defendants in relation to the Offer and the Proposed Merger and, if the settlement is approved by the court, Defendants assert would provide a release and settlement by the purported class of Penwest shareholders of all pending claims and other actions against the Defendants and their affiliates and agents in relation to the Offer and the Merger. In exchange for such release and settlement, pursuant to the terms of the agreement in principle, the parties agreed, after arm’s-length discussions among the parties and their counsel, that Penwest would provide additional supplemental disclosures to the Schedule 14D-9 (such disclosures being set forth in this Amendment No. 2 to the Schedule 14D-9) and Endo would provide additional supplemental disclosures to its Schedule TO (such disclosures being set forth in Amendment No. 2 to the Schedule TO). In addition, Defendants will not oppose Plaintiffs’ counsel’s application to the court for fees and expenses in an amount not to exceed $725,000. The settlement is conditioned on further confirmatory discovery, definitive documentation, court approval, dismissal of the actions with prejudice, satisfactory confirmatory discovery by plaintiffs’ counsel, and completion of the Offer and Merger. In the event that any of such conditions are not satisfied, the Defendants will continue to vigorously defend this action.”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibits:

Exhibit No.	Description

(a)(14)	Amendment No. 2 to Merger Sub’s Tender Offer Statement on Schedule TO, filed by Merger Sub and Parent with respect to Penwest on August 20, 2010 as amended by Amendment No. 1 thereto on September 3, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PENWEST PHARMACEUTICALS CO.

By:	/S/ JENNIFER L. GOOD
Name:	Jennifer L. Good
Title:	President and Chief Executive Officer

Date: September 7, 2010